

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 30, 2017

Brian T. Gladden
Executive Vice President and Chief Financial Officer
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

      Re: **Mondelēz International, Inc**.
              Form 8-K Dated July 27, 2016
              Filed July 27, 2016
              File No. 001-16483

Dear Mr. Gladden:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Brad Skinner for

                    Brad Skinner
                    Senior Assistant Chief Accountant
                    Office of Natural Resources